SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                               FORM 11-K

[X}           ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                  OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________


Commission file number 0-12422

                        INDIANA UNITED BANCORP
                 RETIREMENT AND SAVINGS INCENTIVE PLAN
                       (Full title of the plan)

                        INDIANA UNITED BANCORP
     (Name of issuer of the securities held pursuant to the plan)

                          201 North Broadway
                      Greensburg, Indiana 47240
                (Address of principal executive office)

                       INDIANA UNITED BANCORP
                RETIREMENT AND SAVINGS INCENTIVE PLAN
                             FORM 11-K
                         December 31, 1997


                             SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on their behalf by the undersign, thereunto duly authorized.

                                    INDIANA UNITED BANCORP
                                    RETIREMENT AND SAVINGS
                                    INCENTIVE PLAN



Date:  June 22, 1998                BY: /s/ Daniel F. Anderson
                                        Daniel F. Anderson
                                        Trust Officer
                                        Union Bank and Trust
                                        Company of Indiana,
                                        Trustee

                             Exhibit Index

   Number           Exhibit                          Page

     23             Consent of independent            19
                    certified public accountants

                        Indiana United Bancorp
                 etirement and Savings Incentive Plan

                         Financial Statements
                      December 31, 1997 and 1996
                      With Supplemental Schedules

                       Indiana United Bancorp
              Retirement and Savings Incentive Plan
                         Table of Contents
                                                                Page
Independent Auditor's Report                                      1

Financial Statements
  Statement of net assets available for benefits                  2
  Statement of changes in net assets available for benefits       3
  Notes to financial statements                                   4

Supplemental Schedules
  Item 27a-Schedule of assets held for investment purposes        10
  Item 27d-Schedule of reportable transactions                    12

                   Independent Auditor's Report



      Administrative Committee
      Indiana United Bancorp
         Retirement and Savings Incentive Plan
      Greensburg, Indiana


      We have audited the accompanying statement of net assets available for benefits of Indiana United Bancorp Retirement and Savings Incentive Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Indiana United Bancorp Retirement and Savings Incentive Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules as listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

      Olive LLP


      Indianapolis, Indiana
      June 4, 1998

                      Indiana United Bancorp
               Retirement and Savings Incentive Plan
           Statement of Net Assets Available for Benefits


December 31                                             1997        1996
Assets
  Investments, at fair value
    U. S. Treasury and federal agency obligations   $  815,894  $  960,972
    Mutual funds                                       393,913     256,883
    Common stocks                                      673,127     330,375
    Certificates of deposit                            303,146     295,350
    Party-in-interest investments
      Money market accounts                            326,210     355,472
      Certificates of deposit                          139,135     100,000
      Company common stock                           2,807,610   1,597,362
    Participant loans                                    7,952      13,165
      Total investments                              5,466,987   3,909,579
  Employer contributions receivable                    267,361         606
  Accrued income receivable                             18,307      20,146
  Cash                                                   7,771       4,728

    Net Assets Available for Benefits               $5,760,426  $3,935,059

See notes to financial statements.

                          Indiana United Bancorp
                 Retirement and Savings Incentive Plan
            Statement of Changes in Net Assets Available for Benefits

Year Ended December 31                                   1997       1996

Additions
  Investment income
    Net appreciation in fair value of investments    $1,232,798  $ 282,586
    Interest and dividends                              227,898    169,105
      Net investment income                           1,460,696    451,691
  Employee contributions                                183,274    170,883
  Employer contributions                                342,338    289,089
  Rollover contributions                                             2,149
      Total additions                                 1,986,308    913,812

Deductions--benefits paid to participants               160,941    406,480

Net Increase                                          1,825,367    507,332

Net Assets Available for Benefits,
Beginning of Year                                     3,935,059  3,427,727

Net Assets Available for Benefits,
End of Year                                          $5,760,426 $3,935,059

See notes to financial statements.

                        Indiana United Bancorp
                 Retirement and Savings Incentive Plan

                     Notes to Financial Statements

Note 1-Description of Plan

The following description of Indiana United Bancorp Retirement and Savings Incentive Plan (Plan) provides only general information.
Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General
The Plan is a defined-contribution plan sponsored by Indiana United Bancorp (Company), and its affiliated employers, Union Bank and Trust Company of Indiana (Union Bank) and Regional Federal Savings Bank, New Albany, Indiana (Regional Bank) for the benefit of its eligible employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Union Bank is the trustee of the Plan.

Contributions
The Plan permits eligible employees through a savings incentive election to make annual contributions of 2 to 8% of eligible compensation for which the Company matched 75% of their contributions for 1997 and 70% for 1996. The Company also contributed to the Plan an amount equalling 5.7% of each participant's compensation in excess of $65,400 and $62,700 for 1997 and 1996, plus 6.5% of each participant's total compensation for the year. Certain employee rollover contributions are also permitted. Company contributions are discretionary. Forfeitures are used to reduce Company contributions.

Participant-Directed Program
Each participant has the option of directing his savings incentive contributions into a fund which may purchase Company stock (Fund C), or another fund with other investments (Fund B). Company matching contributions subsequent to January 1, 1992 shall be directed to Fund C.

In 1998, fund options are being changed to include various Federated accounts.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of credited service. Certain other events could result in earlier vesting of benefits.

                        Indiana United Bancorp
                 Retirement and Savings Incentive Plan
                     Notes to Financial Statements


Payment of Benefits
Upon termination of employment or retirement, the standard method of distribution for an unmarried participant is a monthly pension payable for the lifetime of such participant. The standard method of distribution for a married participant shall be in the form of a qualified joint and survivor annuity. There are other optional methods of distribution which can be elected by participants and the employer also has the option to distribute small accounts through a lump-sum payment to participants following the participant's termination of employment.

Loans
The plan agreement includes provisions authorizing loans from the Plan to active eligible participants. Each participant may have one loan not to exceed the lesser of the participant's savings incentive account or 50% of the vested account balance. Loans are repayable over a period not to exceed five years through periodic payments.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


Note 2    Summary of Significant Accounting Policies

Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.

Investments
Investments are valued at quoted market price and prices established by local security brokers. Certificates of deposit and certain other investments are valued at cost, which approximates market. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Administrative expenses are paid by the Company.

                        Indiana United Bancorp
                 Retirement and Savings Incentive Plan
                     Notes to Financial Statements


Note 3    Investments

The Plan's investments are held by Union Bank. The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

                                                         1997
                                                 Net
                                              Appreciation   Fair Value
                                              In Fair Value    At End
Year Ended December 31                        During Year      Of Year
U.S. Government and federal agency securities $    4,922       $  815,894
Common stocks                                    248,206          673,127
Mutual funds                                      18,373          393,913
Certificates of deposit                                           303,146
Party-in-interest investments
  Money market accounts                                           326,210
  Certificate of deposit                                          139,135
  Company common stock                           961,297        2,807,610
Participant loans                                                   7,952

  Total                                       $1,232,798       $5,466,987

                                                          1996
                                                 Net
                                              Appreciation    Fair Value
                                             (Depreciation)     At End
Year Ended December 31                        In Fair Value     Of Year
                                              During Year
U. S. Government and federal agency securities $ (22,766)      $  960,972
Common stocks                                     73,320          330,375
Mutual funds                                      12,432          256,883
Certificates of deposit                                           295,350
Party-in-interest investments
  Money market accounts                                           355,472
  Certificate of deposit                                          100,000
  Company common stock                           219,600        1,597,362
Participant loans                                                  13,165

  Total                                        $ 282,586       $3,909,579

                        Indiana United Bancorp
                 Retirement and Savings Incentive Plan
                     Notes to Financial Statements


The fair value of individual investments that represented 5% or more of the Plan's assets were as follows:

December 31                                           1997     1996

Union Bank & Trust Company of Indiana
Money Market account                               $326,210  $355,472
U. S. Treasury note, 5.125%, 4/30/98                289,728   287,009
Company common stock                              2,807,610 1,597,362

Note 4    Net Assets by Participant-Directed and Nonparticipant
          Directed Investment Programs

                                            1997
                        Participant  Participant   Nonparti-
                        Directed for Directed for  cipant
                          Company     Other        Directed
                          Stock      Investments   Funds     Loan
Year Ended December 31   (Fund C)     (Fund B)    (Fund A)   Fund    Total
Additions
 Investment income
  Net appreciation in fair
  value of investments   $  961,297    $  7,415   $  264,086 $       $1,232,798
  Interest and dividends     63,503      50,322      114,073            227,898
Employee contributions      109,683      73,591                         183,274
Employer contributions      131,578                  210,760            342,338

                          1,266,061     131,328      588,919          1,986,308

Deductions-benefits
paid to participants         58,787      37,740       64,414            160,941

Net Increase Prior to     1,207,274      93,588      524,505          1,825,367
Interfund Transfers
Interfund Transfers           3,467       1,746              $(5,213)

Net Increase (Decrease)    1,210,741     95,334      524,505  (5,213) 1,825,367

Net Assets Available
for Benefits,
Beginning of Year          1,701,691    472,076    1,748,127  13,165  3,935,059

Net Assets Available
for Benefits,
End of Year               $2,912,432   $567,410   $2,272,632 $ 7,952 $5,760,426

                        Indiana United Bancorp
                 Retirement and Savings Incentive Plan
                     Notes to Financial Statements

                                            1996
                        Participant  Participant   Nonparti-
                        Directed for Directed for  cipant
                          Company      Other       Directed
                          Stock      Investments    Funds     Loan
Year Ended December 31   (Fund C)     (Fund B)     (Fund A)   Fund    Total
Additions
 Investment income
  Net appreciation
  (depreciation) in fair
  value of investments   $  219,600  $ (6,163) $   69,149 $        $  282,586
  Interest and dividends     47,300    34,340      87,465             169,105
Employee contributions      103,738    69,294                         173,032
Employer contributions      110,758               178,331             289,089
                            481,396    97,471     334,945             913,812

Deductions benefits
paid to participants        153,523    80,943     172,014             406,480
Net Increase Prior to       327,873    16,528     162,931             507,332
Interfund Transfers
Interfund Transfers           3,828     3,847         (75) $(7,600)

Net Increase (Decrease)     331,701    20,375     162,856   (7,600)   507,332

Net Assets Available
for Benefits,
Beginning of Year         1,369,990   451,701   1,585,271   20,765  3,427,727

Net Assets Available
for Benefits
End of Year              $1,701,691  $472,076  $1,748,127  $13,165 $3,935,059

Note 5    Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

At December 31, 1997 and 1996, the Plan had $326,210 and $355,472
invested in a money market account at Union Bank. The Plan also had $139,135 and $100,000 invested in certificates of deposit at Regional Bank and Union Bank at December 31, 1997 and 1996. Union Bank and Regional Bank are affiliated employers of the Company. In addition, the Plan purchased 6,743 and 2,871 shares of Company common stock in 1997 and 1996 and held 61,706 and 54,963 shares of such stock at December 31, 1997 and 1996.

The Company provides certain administrative services at no cost to the Plan.


Note 6    Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the trust established under the Plan is therefore exempt from federal income taxes.

                        Indiana United Bancorp
                 Retirement and Savings Incentive Plan
                     Notes to Financial Statements


Note 7    Plan Changes

Effective generally on May 1, 1998, numerous changes are being made to the Plan's operations. The Plan is being restated and continued as the Indiana United Bancorp 401(k) Plan, a profit sharing plan, which plan includes provisions for employee pre-tax contributions and employer matching and discretionary profit sharing contributions. The Company is also establishing the Indiana United Bancorp Retirement Plan, a money purchase plan, which plan includes provisions for an employee contribution based on employee plan compensation as defined by the plan. The assets of the Plan at May 1, 1998 will be assets of the new profit sharing plan. Certain Plan assets excluding Company common stock were sold in 1998 to provide for investment of funds into various Federated funds.

In addition, People's Trust Company, a subsidiary of P.T.C. Bancorp
(PTC) Brookville, Indiana, became an affiliated employer of the Company as a result of the merger of the Company and PTC on April 30, 1998. PTC's profit sharing plan is being merged into the Company's new profit sharing plan. The assets of PTC's plan totaled approximately $1.8 million at March 31, 1998.

                        Supplemental Schedules

                       Indiana United Bancorp
                Retirement and Savings Incentive Plan
      Item 27a-Schedule of Assets Held for Investment Purposes
                         December 31, 1997
     Employer Identification Number: 35-1562245   Plan Number: 001

                           Description of Investment
     Identity of Issue,    Including Maturity Date,
    Borrower, Lessor, or   Rate of Interest, Collateral,              Current
       Similar Party       Par or Maturity Value             Cost      Value
U. S. Treasury and Federal
Agency Obligations
U. S. Treasury note         $290,000, 5.125%, due 4/30/98    $281,74   $289,728
U. S. Treasury note         $130,000, 6.75%, due 6/30/99     130,203    132,031
U. S. Treasury note         $50,000, 7.75%, due 1/31/00       51,219     52,000
U. S. Treasury note         $120,000, 7.75%, due 1/31/00     122,925    124,800
U. S. Treasury note         $100,000, 7.75%, due 2/15/01     102,625    105,813
Federal Home Loan Bank      $100,000, 6.28%, due 3/6/06       99,750    101,469
Federal National Mortgage
 Association                $10,000, 6.10%, due 2/10/00       10,000     10,053

  Total Treasury and Agency                                  798,466    815,894

Common Stocks
CNB Bancshares, Inc.          551 shares                      14,494     26,551
First Merchants Corp.       1,000 shares                      26,727     37,250
First Financial Bancorp     1,100 shares                      31,449     53,075
General Motors Corp.        1,000 shares                      67,079     60,750
Huntington Bancshares         707 shares                       8,581     25,460
IBM                           500 shares                      50,805     52,313
Merck                       1,000 shares                      92,235    106,000
National City Corp.           800 shares                      22,143     52,600
Norwest Corp.                 400 shares                       6,754     15,500
Old National Bancorp          525 shares                      16,625     25,397
Peoples First Corporation     525 shares                      11,055     20,409
Philip Morris                 250 shares                       5,470     11,313
Pikeville National-
  Corp. Community Trust       550 shares                      10,805     17,119
Southtrust Corp.            1,350 shares                      10,720     85,641
Chrysler Corporation        1,000 shares                      34,055     35,187
Ford Motor Company          1,000 shares                      45,360     48,562

  Total Common Stocks                                        454,357    673,127

Certificates of Deposit
First Savings Bank,-
  Jeffersonville             $48,162, 6.06%, due 11/15/98     48,162     48,162
The Napoleon State Bank      $50,000, 6.5%, due 9/21/00       50,000     50,000
The Napoleon State Bank     $100,000, 6.22%,due 12/05/00     100,000    100,000
Home Federal Savings Bank    $52,492, 5.96%, due 4/07/98      52,492     52,492
Home Federal Savings Bank    $52,492, 5.96%, due 4/07/98      52,492     52,492

  Total Certificates of Deposit                              303,146    303,146

Mutual Funds
Federated Stock Trust       1,935 shares                      65,000     67,884
Federated Equity
  Income Fund               4,347 shares                      65,000     77,592
Federated Growth Trust      2,647 shares                      65,000     65,594
Fidelity Utilities Fund     4,450 shares                      75,186     86,599
Mutual Beacon Fund          5,046 shares                      66,562     71,247
Federated Latin
American Growth             1,793 shares                      30,000     24,997

  Total Mutual Funds                                         366,748    393,913

                            (continued)

*Party-in-Interest Investments
Union Bank & Trust
 Company of Indiana Money
  Market Account            $326,210                       $ 326,210  $ 326,210

Union Bank & Trust Company
 of Indiana Certificate
 of Deposit                  $52,827, 5,169%, due 5/09/88     52,827     52,827
Regional Federal Savings
 Bank Certificate of
 Deposit                     $50,770, 6.06%, due 10/07/99     50,770     50,770
Regional Federal Savings
 Bank Certificate of
 Deposit                     $35,538, 6.06%, due 10/07/99     35,538     35,538

                                                             139,135    139,135

Indiana United Bancorp
 common stock                61,706 shares                 1,387,206  2,807,610

Participant Loans            8.75%                                        7,952

                                                          $3,775,268 $5,466,987

*Party-in-interest

                          Indiana United Bancorp Retirement
                            and Savings Incentive Plan
                         Item 27d-Schedule of Reportable Transactions
             (Transactions in Excess of 5% of Plan Assets at Beginning of Year)
                           Year Ended December 31, 1997
         Employer Identification Number: 35-1562245    Plan Number: 001

                                                                     Expenses
Identity                                                             Incurred
of Party  Description            Purchase     Selling      Lease      With
Involved  of Assets               Price       Price       Rental   Transaction
Issuer   Union Bank and Trust
         Company of Indiana
         Money Market Account
           Purchases            $1,354,854
           Sales                             $1,384,116

Issuer   IBM Stock
           Purchases               251,761
           Sales                                230,247


                                                  Current Value
Identity                                          of Asset on
of Party  Description               Cost of       Transaction     Net Gain
Involved  of Assets                 Asset            Date         or (Loss)
Issuer    Union Bank and Trust
          Company of Indiana
          Money Market Account
            Purchases               $1,354,854      $1,354,854
            Sales                    1,384,116       1,384,116

Issuer    IBM Stock
            Purchases                  251,761          251,761
            Sales                      200,956          230,247     $29,291